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                                                                       Exhibit A


                            HARRON MANAGEMENT COMPANY
                            70 EAST LANCASTER AVENUE
                           FRAZER, PENNSYLVANIA 19355



                                  May 25, 2001



CONFIDENTIAL/VIA TELECOPIER

George M. Laughlin
Chairman
USABancShares.com, Inc.
1535 Locust Street
Philadelphia, PA  19102

         Re: USABancShares.com, Inc.

Dear Dewey:

         I thought it would be helpful to set forth a brief overview of the revised transaction we have discussed with you in order that your Board may confirm its interest in pursuing it. At this point, our discussions with you have been preliminary ones only and we have not completed our due diligence. Accordingly, this letter does not, and is not intended to, constitute an offer and, except as set forth in the penultimate paragraph of this letter, nothing contained herein will be binding upon either USABancShares.com (the "Company") or us.

         The transaction would involve an investment by an entity to be formed as an affiliate of this company (such entity being hereinafter called "Newco") solely for the purpose of making an investment in the Company. Newco would invest up to $8 million in the Company, in exchange for which the Company would issue to Newco (i) 7,619,048 shares of preferred stock, as discussed below, and
(ii) warrants to purchase 3,809,524 shares of common stock at an exercise price of $1.05 per share, on the following fundamental terms:

         (a) Newco would receive 3,809,524 shares of Series A Convertible Preferred Stock (the "Series A Stock") and 3,809,524 shares of Series B Convertible Preferred Stock (the "Series B Stock"). The Series A Stock would be entitled to a 6% cumulative dividend, which for the first two years may be paid in shares of the Company's common stock (valued at the lesser of the fair market value of a share of common stock or $1.05 per share) or, at the Company's election, in cash. The Series B Stock would not be entitled to any dividend.

         (b) The preferred stock would be convertible into common stock on a one-for-one basis (subject to adjustment based on normal anti-dilution provisions).

         (c) Proceeds received by the Company from the sale of the preferred shares (net of costs of the transaction) are to be invested as capital in the Company and the Company's bank subsidiary, as agreed upon by Newco and the Company.

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         (d)      Newco would commit to purchase up to $8 million of the
                  preferred stock. As a condition precedent to Newco's purchase of shares, the Company would offer to sell up to $3.9 million of units of preferred stock, each unit (a "Unit") consisting of one share of Series A Stock and one share of Series B Stock, to its existing shareholders, at the same offering price ($1.05 per share, or $2.10 per unit) as the subscription price payable by Newco. Newco would provide a standby commitment to purchase any Units that are not purchased by the Company's shareholders in the rights offering described above. To the extent the Company receives subscriptions in such offering from existing shareholders for the purchase of Units, Newco's subscription ($8 million) will be reduced dollar for dollar.

         (e) The shares of Series A Stock and Series B Stock issued by the Company in the rights offering to existing shareholders and the Series A Stock and the Series B Stock issued to Newco would vote together as a separate class from the Company's other outstanding shares, and such class would be entitled to elect a proportionate number of the members of the Company's Board, which number shall not to exceed 60% of the total number of members of the Board. It shall be a condition precedent to Newco's obligation to purchase shares that the number of directors which the holders of the preferred stock as a class will be entitled to elect shall be at least a majority of the members of the Company's Board. In that regard, it is contemplated that the Company would increase the size of its Board from five to nine directors. Holders of the preferred stock would therefore be entitled to elect five directors.

         Prior to the closing of the preferred stock subscription, Newco anticipates lending $2.625 million to the Company (subject to the approval of the Federal Reserve Bank of Philadelphia) to be used to pay off the loan from Crusader Bank. The loan will become due and payable upon the closing of the preferred stock subscription by Newco (at which closing all unpaid principal and interest on the loan will be credited towards the subscription price to be paid by Newco) or on December 31, 2001, whichever first occurs. Interest on the loan would accrue monthly and be payable at maturity. In the event that Newco makes the loan but the preferred stock subscription is not consummated for any reason, Newco would be entitled to acquire for a total price of $1,000 warrants to purchase 1,010,900 shares of the Company's common stock at an exercise price of $1.05 per share.

         If the terms outlined above are acceptable to the Company's Board, we will ask our counsel to begin drafting a definitive stock subscription agreement. The definitive agreement would contain such representations and warranties, covenants, conditions precedent and other terms (including provision for registration rights) as are not uncommon in transactions of this nature and upon which the Company and we may mutually agree.

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         In order to induce us to complete our due diligence examination of the
Company and its subsidiaries and to work towards the finalization of the definitive agreements contemplated hereby, we ask you to agree to the following, by signing and returning to us a duplicate copy of this letter: for a period of 30 days from the date the Company signs and returns (by fax to 610-993-1100, Attention Jay McEntee, Esquire) a copy of this letter, subject to Newco's making the $2.625 million loan to the Company as contemplated above, (i) the Company will not, directly or indirectly through any officer, director, agent or other person, solicit offers to purchase any shares of capital stock of the Company, or negotiate or discuss with any person or entity other than us the purchase or sale of any shares of capital stock of the Company; and (ii) if the Company or any director, officer, agent or other representative of the Company should receive any written or oral expression of interest in acquiring shares of capital stock in the Company, the Company shall immediately notify us in writing of the receipt of such third party's communication and, if written, provide a copy thereof to us.

         If the Company's Board of Directors is interested in pursuing this transaction, please sign and return this letter to us. This letter of intent may be executed in any number of counterparts, each of which shall be deemed an original and both of which together shall constitute one and the same instrument.

                                             Very truly yours

                                             /s/ Paul F. Harron

Accepted and agreed to:

USABANCSHARES.COM, INC.

By:     /s/ George M. Laughlin
        -------------------------------
Title:  Chairman



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